GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0165/05/LTR


05005571

1 February 20(

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 26 January 2005 (*Notification on Associated Company*); and
- 31 January 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interests – 5 sets*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2005 18:09:45
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	31-01-2005
2.	Name of Substantial Shareholder *	Hong Realty (Private) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding	

brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	27-01-2005
2.	The change in the percentage level	From 3.527 % To 3.441 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Allotment of 1,000,000 ordinary shares in City Developments Limited ("CDL" or the "Company") arising from the exercise of 1,000,000 warrants in CDL.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	29,170,931	27,791,598
As a percentage of issued share capital	3.527 %	3.360 %
No. of shares held after the change	30,170,931	27,791,598
As a percentage of issued share capital	3.441 %	3.170 %

Footnotes

% of issued share capital before the change is based on the Company's issued share capital of $413,592,821.50 divided into 827,185,643 shares of $0.50 each as at 3 May 2004.

% of issued share capital after the change is based on the Company's issued share capital of $438,392,644.50 divided into 876,785,289 shares of $0.50 each as at 27 January 2005.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2005 18:11:16
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	31-01-2005
2.	Name of Substantial Shareholder *	Hong Leong Holdings Limited ("HLH")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding	

brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	27-01-2005
2.	The change in the percentage level	From 15.878 % To 15.997 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Allotment of 2,000,000 ordinary shares in City Developments Limited ("CDL" or the "Company") arising from the exercise of 2,000,000 warrants in CDL.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	138,261,343	17,770,202
As a percentage of issued share capital	15.878 %	2.041 %
No. of shares held after the change	140,261,343	17,770,202
As a percentage of issued share capital	15.997 %	2.027 %

Footnotes

% of issued share capital before the change is based on the Company's issued share capital of $435,373,825.50 divided into 870,747,651 shares of $0.50 each as at 2 December 2004.

% of issued share capital after the change is based on the Company's issued share capital of $438,392,644.50 divided into 876,785,289 shares of $0.50 each as at 27 January 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Secretary
Date & Time of Broadcast	31-Jan-2005 18:13:30
Announcement No.	00084

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	31-01-2005
2.	Name of Substantial Shareholder *	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding	

brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 27-01-2005

2. The change in the percentage level: From 48.528 % To 48.641 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details:

   (i) The change in direct interest of HLIH arising from the exercise of warrants in City Developments Limited ("CDL" or the "Company") by HLIH; and (ii) the change in deemed interest of HLIH arising from the exercise of warrants in CDL by Euroform (S) Pte. Limited ("Euroform"), NIN Investment Holdings Pte Ltd ("NIN"), Hong Leong Holdings Limited ("HLH"), United Industrial Paper Products Manufacturing Company (Private) Limited ("UIPP"), Hong Leong Corporation Holdings Pte Ltd ("HLCH"), Island Holdings Pte. Ltd. ("IH") and Hong Realty (Private) Limited ("HR").

   HLIH has deemed interest in the shares held by Euroform, NIN, HLH, UIPP, HLCH, IH and HR by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of a series of transactions arising from the allotment of ordinary shares of $0.50 each in the Company following the exercise of warrants by HLIH, Euroform, NIN, HLH, UIPP, HLCH, IH and HR as set out below:

   (1) Exercise of 3,742,666 warrants in CDL by HLIH on 13/09/2004
   (2) Exercise of 1,782,095 warrants in CDL by Euroform on 26/10/2004
   (3) Exercise of 1,378,317 warrants in CDL by NIN on 26/10/2004
   (4) Exercise of 3,000,000 warrants in CDL by HLH on 02/12/2004
   (5) Exercise of 64,820 warrants in CDL by UIPP on 27/01/2005
   (6) Exercise of 1,448,166 warrants in CDL by HLCH on 27/01/2005
   (7) Exercise of 176,536 warrants in CDL by IH on 27/01/2005
   (8) Exercise of 1,000,000 warrants in CDL by HR on 27/01/2005
   (9) Exercise of 2,000,000 warrants in CDL by HLH on 27/01/2005

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	136,426,669	275,458,713
As a percentage of issued share capital	16.074 %	32.454 %
No. of shares held after the change	140,169,335	286,308,647
As a percentage of issued share capital	15.987 %	32.654 %

Footnotes

% of issued share capital before the change is based on the Company's issued share capital of $424,379,910.00 divided into 848,759,820 shares of $0.50 each as at 23 August 2004.

% of issued share capital after the change is based on the Company's issued share capital of

$438,392,644.50 divided into 876,785,289 shares of $0.50 each as at 27 January 2005.

Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2005 18:16:46
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 31-01-2005
2. Name of Substantial Shareholder * — Kwek Holdings Pte Ltd ("KH")
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding	

brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	27-01-2005
2.	The change in the percentage level	From 48.528 % To 48.641 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of warrants in City Developments Limited ("CDL" or the "Company") by Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), Euroform (S) Pte. Limited ("Euroform"), NIN Investment Holdings Pte Ltd ("NIN"), Hong Leong Holdings Limited ("HLH"), United Industrial Paper Products Manufacturing Company (Private) Limited ("UIPP"), Hong Leong Corporation Holdings Pte Ltd ("HLCH"), Island Holdings Pte. Ltd. ("IH") and Hong Realty (Private) Limited ("HR"). KH has deemed interest in the shares held by HLIH, Euroform, NIN, HLH, UIPP, HLCH, IH and HR by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions arising from the allotment of ordinary shares of $0.50 each in the Company following the exercise of warrants by HLIH, Euroform, NIN, HLH, UIPP, HLCH, IH and HR as set out below: (1) Exercise of 3,742,666 warrants in CDL by HLIH on 13/09/2004 (2) Exercise of 1,782,095 warrants in CDL by Euroform on 26/10/2004 (3) Exercise of 1,378,317 warrants in CDL by NIN on 26/10/2004 (4) Exercise of 3,000,000 warrants in CDL by HLH on 02/12/2004 (5) Exercise of 64,820 warrants in CDL by UIPP on 27/01/2005 (6) Exercise of 1,448,166 warrants in CDL by HLCH on 27/01/2005 (7) Exercise of 176,536 warrants in CDL by IH on 27/01/2005 (8) Exercise of 1,000,000 warrants in CDL by HR on 27/01/2005 (9) Exercise of 2,000,000 warrants in CDL by HLH on 27/01/2005

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	411,885,382
As a percentage of issued share capital	0 %	48.528 %
No. of shares held after the change	0	426,477,982
As a percentage of issued share capital	0 %	48.641 %

Footnotes	% of issued share capital before the change is based on the Company's issued share capital of $424,379,910.00 divided into 848,759,820 shares of $0.50 each as at 23 August 2004. % of issued share capital after the change is based on the Company's issued share capital of $438,392,644.50 divided into 876,785,289 shares of $0.50 each as at 27 January 2005.

Attachments:

Total size = **0** (2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2005 18:20:51
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 31-01-2005

2. Name of Substantial Shareholder * — Davos Investment Holdings Private Limited ("Davos")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding	

brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	27-01-2005
2.	The change in the percentage level	From 48.528 % To 48.641 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of warrants in City Developments Limited ("CDL" or the "Company") by Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), Euroform (S) Pte. Limited ("Euroform"), NIN Investment Holdings Pte Ltd ("NIN"), Hong Leong Holdings Limited ("HLH"), United Industrial Paper Products Manufacturing Company (Private) Limited ("UIPP"), Hong Leong Corporation Holdings Pte Ltd ("HLCH"), Island Holdings Pte. Ltd. ("IH") and Hong Realty (Private) Limited ("HR"). Davos has deemed interest in the shares held by HLIH, Euroform, NIN, HLH, UIPP, HLCH, IH and HR by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions arising from the allotment of ordinary shares of $0.50 each in the Company following the exercise of warrants by HLIH, Euroform, NIN, HLH, UIPP, HLCH, IH and HR as set out below: (1) Exercise of 3,742,666 warrants in CDL by HLIH on 13/09/2004 (2) Exercise of 1,782,095 warrants in CDL by Euroform on 26/10/2004 (3) Exercise of 1,378,317 warrants in CDL by NIN on 26/10/2004 (4) Exercise of 3,000,000 warrants in CDL by HLH on 02/12/2004 (5) Exercise of 64,820 warrants in CDL by UIPP on 27/01/2005 (6) Exercise of 1,448,166 warrants in CDL by HLCH on 27/01/2005 (7) Exercise of 176,536 warrants in CDL by IH on 27/01/2005 (8) Exercise of 1,000,000 warrants in CDL by HR on 27/01/2005 (9) Exercise of 2,000,000 warrants in CDL by HLH on 27/01/2005

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	411,885,382
As a percentage of issued share capital	0 %	48.528 %
No. of shares held after the change	0	426,477,982
As a percentage of issued share capital	0 %	48.641 %

Footnotes

% of issued share capital before the change is based on the Company's issued share capital of $424,379,910.00 divided into 848,759,820 shares of $0.50 each as at 23 August 2004.

% of issued share capital after the change is based on the Company's issued share capital of $438,392,644.50 divided into 876,785,289 shares of $0.50 each as at 27 January 2005.

Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Jan-2005 17:06:54
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	Notification on Associated Company
Description	Please refer to the attachment
Attachments:	Notification.pdf Total size = **17K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON ASSOCIATED COMPANY

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Richmond Hotel Pte Ltd, a 33.3% associated company of the Company, has incorporated a wholly-owned subsidiary, Tomlinson Hotel Pte. Ltd. ("Tomlinson").

Information relating to Tomlinson is as follows :

Name of Company	:	Tomlinson Hotel Pte. Ltd.
Date & country of incorporation	:	30 December 2004 Singapore
Authorised capital	:	S$500,000,000/- divided into 500,000,000 shares of S$1/- each
Issued and paid up capital	:	S$1/- divided into 1 share of S$1/- each
Principal activity	:	Hotel owner

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

26 January 2005